Mail Stop 3561

September 2, 2005

William A. Sanger
Chief Executive Officer
Emergency Medical Services Corporation
6200 S. Syracuse Way
Greenwood Village, CO 80111

Re: 	Emergency Medical Services Corporation
Form S-1
Filed August 2, 2005
File No. 333-127115

Dear Mr. Sanger:

      We have reviewed your filings and have the following comments.
Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure.
Also, we may have further comments after you revise to clarify the effects of your reorganization. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3. Please provide us with copies of your prospectus artwork prior to circulating your preliminary prospectus. Since we may have comments that could result in material revisions to your artwork, please provide us with sufficient time to comment on your artwork prior to circulating your preliminary prospectus. See Item VIII of the March
31, 2001 quarterly update to the Division of Corporation Finance`s Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

4. We note the growth estimate data and other figures cited throughout the document, such as those provided by the Centers for Medicare and Medicaid Services, the CDC and the Journal of Emergency
Medical Services. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing each statement with the underlying factual support. In addition, please remove your statement that you cannot guarantee the accuracy and completeness of the information, as you are responsible for the disclosure in your registration statement.

Front Cover of Prospectus

5. Please confirm to us in your response letter that all of the underwriters listed on the cover are managing underwriters. Otherwise, please delete them. See Item 501(b)(8) of Regulation S-K.
In addition, please remove the term "Joint Book-Running Managers" from the front cover of the prospectus, as this information is more appropriate for disclosure in the plan of distribution or the back cover page.

About this Prospectus, page ii

6. Please revise to incorporate the disclosure on this page into the prospectus summary or body of the prospectus, as appropriate. For example, move the explanation about your financial information to the summary financial data to the extent it is already not disclosed there.

7. Glossaries are generally not appropriate in the front portion of prospectuses and should be avoided in the body of the prospectus. Instead, revise as appropriate so that your disclosure is clear from its context, and use everyday language. See Rule 421(b)(3) of Regulation C. Furthermore, since potential investors will be purchasing securities in your company after any pre-offering reorganization, draft your disclosure from an investor`s perspective by focusing on the company as it will exist at the time of the offering.

8. Please revise throughout the registration statement to use a more descriptive term than "the acquisition" to refer to your February 2005 acquisition by Onex Partners LP, as the use of this term assumes that potential investors are familiar with the history of your company.

Prospectus Summary, page 1

9. As currently drafted, the summary section is too long. The summary should provide a brief, balanced, non-repetitive discussion of the most material aspects of you and your offering. Please reduce the amount of detail by carefully considering and identifying those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. For example, consider significantly reducing or deleting the subsections entitled Competitive Strengths, Business Strategy and Our Equity Investor. This disclosure is too detailed for the summary and is more appropriate for your Business discussion. Furthermore, the amount of detail you provide about your equity investor, Onex Partners, is confusing, as potential investors are investing in your company and not Onex Partners.

10. After you reduce the summary, please revise to begin your prospectus summary with an overview very briefly disclosing the following information:

* in February 2005, an investor group led by Onex Partners LP and Onex Corporation and including members of your management purchased your operating subsidiaries, AMR and EmCare from Laidlaw International, Inc., and Laidlaw in turn purchased the subsidiaries in 1997;
* you will continue to pay an annual management fee of $1 million to
Onex for five years;
* the purchase price for your operating subsidiaries, the amount of the purchase price that was financed by debt and the amount and type of that debt that you plan to repay with proceeds from this offering;
* the percentage of the equity interest and the voting power that you are selling in this offering; and
* following this offering, management and Onex affiliates will continue to own ___ % of the economic equity interest and ___ % of the voting power of the company, including ___ shares of Class B common stock and ___ "LP exchangeable units" each of which has ten votes, as opposed to one vote per share of Class A common stock being sold in this offering.

11. In portions of your prospectus, your use of business jargon, industry and defined terms makes your disclosure difficult to understand. We encourage you to make your disclosure understandable from its context to people who are not experts in your industry. Examples of terms and phrases that you should replace or explain with everyday language are:

* your statements that AMR`s investments allow them "to deliver a compelling value proposition to our customers;"
* "core component of the patient care continuum;"
* "increased demand for technology-enhanced and data-driven providers;"
* "our ability to leverage our infrastructure and technology to drive increased productivity and efficiency;"
* "Our initial implementation of these technologies has improved our ability to capture revenue;"
* "CAGR;" and
* "IFT."

12. We note your statements about your leadership position. Please briefly state upon what measures you are basing your leadership claims where the statements first appear. In addition, clarify who expects the growth rate of ambulance transports to increase at a steady rate of 1% to 2% per year and who considers EmCare`s risk management initiatives one of the leading programs of its kind in the emergency department industry.

13. Please identify who is "one of the largest managed care organizations" with which you have an exclusive contract. Confirm in your response letter that you receive a material amount of revenues from this contract.

The Offering, page 6

14. Please disclose that the number of shares being offered represents __% of your shares outstanding and __% of your voting power.

15. Very briefly clarify here and under Use of Proceeds on page 33 that your underwriters are affiliates of the lenders under the credit facility that you will repay with proceeds from this offering.

Summary of Historical Combined, Consolidated and Pro
Forma Consolidated Financial Information and Other Data, page 7

16. Please confirm that your calculation of adjusted EBITDA in this section is identical to its calculation in your senior secured credit facility. Second, provide the discussion suggested by "Answer 10" of our June 13, 2003 "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" for your use of adjusted EBITDA. Third, revise your characterization of the amounts that you refer to as EBITDA since it is not calculated as "earnings before interest, taxes, depreciation, and amortization." Fourth, provide separate statements of purpose for each of EBITDA and adjusted EBITDA, as required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K. And fifth, make any other revisions to your presentation necessary to comply with Item 10(e) of Regulation S-K and other staff guidance.

Risk Factors, page 10

17. Revise to move the risk factors under the caption Risk Factors Related to our Capital Structure, at pages 26 through 28, to the beginning of your Risk Factor discussion on page 10, since those seem to be the most relevant risks you disclose.

18. Many of your risk factors are too long, too vague, too generic or bundle multiple risks under one risk factor. Meaningful risk factor disclosure should clearly present adequate but not excessive detail about distinct risks to your company or your offering. For example, please revise the following risk factors:

* "We could be subject to lawsuits for which we are not fully insured or reserved, and our insurance reserves are subject to inherent uncertainties," page 10. This risk factor bundles together multiple distinct risks including the risk that you may be sued, the risk that your actuarial assumptions may be inaccurate and the risk that your commercial insurance company providers may cease to be creditworthy.
In order to give the proper prominence to each risk you present, please assign each risk its own descriptive subheading and tailor the risks to your circumstances.

* "We are subject to the financial risks associated with our fee-for-service contracts," page 11. This risk factor is too long.
Please
revise to eliminate excessive and unnecessary background and detail from these and other risk factors. It is sufficient to identify briefly the risk at the outset and provide only enough detail to place the risk in context. Move more extensive discussions to the Business or other appropriate sections.

* "The high level of competition in our segments ...," page 13.
This
risk factor is also too long. Please revise to disclose the risk to investors more briefly and move the detailed discussion to the Business section in connection with your discussion of competition.

* "Our business depends on numerous complex information systems
....,"
page 14. This risk factor is too vague in that you do not present sufficient, but not excessive, information for investors to assess the magnitude of the risk. Please revise accordingly. As currently drafted, this risk factor is also generic in that it could apply to any company. Please revise to clearly explain how each risk applies to your industry, company, or offering. Additionally, please revise the bodies of this and your other risk factors so that the bodies of the risk factors explain how the risk described in the caption may occur and avoid the generic conclusion that the risks "may materially harm our operations" or that your operations "may be materially and adversely affected."

In your revisions, provide quantitative details where possible to put the risk in context. For example, we note your estimates of decreased revenues due to regulatory changes on pages 47 and 48.

Again, these are only examples. Please revise throughout. We may comment further once you have revised your risk factors and risk factor captions to ensure that they clearly and concisely describe the risk, the consequences of the risk and how the risk specifically applies to you.

19. Please remove your statement that, "The risks and uncertainties described below are not the only ones we face" and the subsequent sentence. You are required to present all risks and uncertainties known to you. In addition, once you describe all material risks, and tailor each one to your specific facts and circumstances, you will not need this generic risk disclosure.

Risk Factors Related to Our Business, page 10

We may become involved in litigation ..., page 15

20. This risk factor appears to duplicate disclosure in your first risk factor on page 10. Revise to replace repetitive risk disclosure with a single risk factor. Also revise to combine repetitive risk factor disclosure on pages 18 and 21 regarding third party reimbursements. Similarly revise elsewhere as appropriate.

Risk Factors Related to Healthcare Regulation, page 16

We conduct business in a heavily regulated industry ..., page 16

21. This risk factor is too long. Revise to disclose the risk to investors briefly, consider separately discussing each discrete risk, and move the rest of this discussion to your Regulatory Matters discussion at page 92. Similarly revise each of the risk factors from pages 16 through 26 and move most of this detail to your Business discussion.

Formation of Holding Company, page 32

22. Please revise this discussion to present the information for the perspective of investors who are not already familiar with your restructuring plan. Emphasize the consequences of the restructuring rather than isolated legal steps. For example, clarify what will be the post-restructuring ownership structure of the new entity, including the number of Class A common stock, Class B common stock;
Class B special voting stock and LP exchangeable units. The disclosure as currently drafted is not clear regarding what numbers of these securities will be outstanding following the restructuring.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 45

Key Factors and Measures We Use to Evaluate Our Business, page 46

23. You reference several measures that you use to evaluate your business. To the extent material, revise the discussion of your operating results to clarify your analysis of these measures.

Results of Operations, page 48

24. With respect to the increase in net revenue, expand your disclosure for all periods presented to discuss the factors behind AMR`s increase in weighted transports and EmCare`s increase in patient encounters. Refer to Item 303(a)(3)(iii) of Regulation S-K for further guidance.

25. With respect to insurance expense, discuss the factors behind the favorable development of claim costs and reserve estimates and whether you believe this trend will continue.

Five months ended June 30, 2005 (Successor) compared to the five months ended June 30, 2004 (Predecessor), page 52

26. You make several statements that "Costs incurred to date to replace the services previously performed by Laidlaw are included in the statement of operations." Revise the statements to disclose the amounts of those costs. See pages 52, 53, 54 and 55 under "Laidlaw fees and compensation charges." Similarly revise elsewhere as appropriate to quantify the comparable effects following your purchase from Laidlaw.

27. Revise to clarify why you include Onex management fees in Selling, general and administrative expenses of EmCare on page 53 but not for AMR on page 52. Similarly clarify what are the "professional fees of $1.2 million, primarily related to post-acquisition consulting fees" under Operating expenses for AMR on page 52 and your similar disclosure on page 54.

Liquidity and Capital Resources, page 62

Debt Facilities, page 63

28. Please revise to clarify why the $24.3 million in outstanding letters of credit reduces the amount available to you under the revolving credit facility. Also clarify how you used the proceeds from those letters of credit. Additionally clarify how and when you repaid the $20.2 million you initially borrowed under the revolving credit facility.

29. Please disclose clearly whether or not you will incur a prepayment penalty or any similar charges in connection with repaying portions of the credit facility with proceeds from this offering.

Tabular Disclosure of Contractual Obligations and Other
Commitments,
page 64

30. Revise to clarify where you disclose the $1 million annual management fee payable to Onex.

31. Also clarify that you are disclosing all contractual obligations required by Item 303(a)(5) of Regulation S-K, not just cash obligations.

Critical Accounting Policies, page 65

32. Please discuss your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off. In addition, disclose the steps you take in determining the adequacy of your reserves and disclose the make up of bad debt expense by payer class (self-pay, commercial insurance/managed care, Medicare and Medicaid or any other categories with material collection uncertainties) at the most recent balance sheet date.

Industry, page 67

33. Revise to balance your statements about estimated growth in the healthcare industry by also very briefly disclosing the increased incidence of healthcare-related litigation and regulatory uncertainty that you discuss in your Risk Factors.

Business, page 69

American Medical Response, page 73

Contracts, page 78

34. We note your references to contracts with Kaiser, Aetna, Healthnet, Cigna and SummaCare in context. To clarify the materiality of these customers, please disclose whether any of these customers represent revenues amounting to 10% or more of your revenues. Provide similar context in your discussion of EmCare contracts at page 88 and elsewhere as appropriate.

Legal Matters, page 82

35. You discuss several government investigations and similar matters at pages 24, 82, 91, 100, F-24 and F-41 . Please revise to disclose in a single location the factual bases alleged, the amounts in dispute and other relief sought. See Item 103 of Regulation S-K.

Corporate Compliance Program and Corporate Integrity Obligations, page 99

36. Revise to clarify what you mean by "the guidance provided by the
OIG" on page 99 and provide more detail to provide context for your statement on page 100 that "as a condition to settlement of two government investigations, certain of our operations are subject to
Corporate Integrity Agreements, or CIAs, with the HHS."

Management, page 101

37. Revise to clarify what you mean by your statement on page 105 that "we granted to each of Messrs. Epstein, Kelly and Smith an option to purchase 2,500 partnership units." To what partnership are you referring? Similarly clarify your discussion under Equity Plans beginning at page 108.

Executive Compensation, page 105

38. We note that you have disclosed fiscal year 2005 option grants information for options granted in connection with your acquisition of AMR and EmCare. Please consider also providing disclosure of, or a cross-reference to, the bonuses paid to your named executive officers in connection with the acquisition.

Employment Agreements, page 107

39. Revise to clarify on page 108 how the target bonus percentages operate.

Description of Capital Stock, page 113

40. Please revise the Overview so that the number of securities that you disclose will be outstanding on closing this offering is consistent with your disclosure elsewhere, including under The Offering on page 6, Formation of Holding Company on page 32 and Capitalization on page 34. For example, at the bottom of page 6, you suggest that all of the LP exchangeable units will be converted into shares of Class B common stock. Elsewhere you indicate that the LP exchangeable units will remain outstanding and unconverted and that there will be no outstanding Class B common stock.

Equityholder Agreements, page 119

41. Disclose how many shares are held by the "Other Investors" and how many shares are subject to the investor equityholders agreement.

Certain Relationships and Related Party Transactions, page 121

Management Bonuses in connection with the Acquisition, page 121

42. Please revise to disclose what were the conditions for receiving these bonuses.

Shares Eligible for Future Sale, page 129

43. Please explain your statement in the second to last paragraph on page 129 that "[t]he issuance of the shares of our class A common stock to holders of EMS L.P. partnership units in connection with our formation as a holding company is registered by a prospectus included with the registration statement filed for this offering." You also make the same assertion in the first sentence of the next paragraph.
Please tell us in your response letter whether you intend to register this transaction in the current registration statement. If so, why you do believe that you can register the offer by the company of class A common stock to holders of EMS L.P. partnership units? If not, upon what exemption from registration are relying? Please provide a thorough analysis in your response letter.

44. Please clarify what you mean by "class B exchangeable units" at the top of page 130.

Underwriting, page 131

IPO Pricing, page 132

45. Please revise to describe in greater detail the various factors considered in determining offering price. For example, disclose the price per share indicated by the February 2005 purchase of the business as well as the price per share indicated by the recent sales of unregistered securities that you disclose on pages II-2 to II-3.
See Item 505 of Regulation S-K.

Lock-up Agreements, page 133

46. Disclose how many shares are subject to the lock-up. Also disclose the number subject to the equityholders agreements you reference on page 119.

Online Offering, page 133

47. Briefly describe any electronic distribution of the filing and identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us in your response letter. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Also, tell us in your response letter how your procedures ensure that the distribution complies with Section 5 of the Securities Act.
In
particular, please address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

To the extent that the SEC Division of Corporation Finance has already reviewed these procedures, please confirm this and tell us whether the underwriters have changed or revised the procedures subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If so, tell us when. If not, tell us whether they intend to do so. In this regard, please note that we would consider this posting a circulation of the preliminary prospectus.

We may have further comment.

Where You Can Find More Information, page 137

48. You may revise your reference to the SEC`s public reference room to include the current address of our public reference room at 100 F
Street, N.E., Washington, DC 20549.

Financial Statements of American Medical Response, Inc. and EmCare Holdings, Inc., page F-1

Combined Statements of Cash Flow, page F-8

49. Please tell us why your insurance deposits increased for the five months ended January 31, 2005 and fiscal year 2004 when you discuss in MD&A improved claims development trends.

Notes to the Combined Financial Statements, page F-9

Note 1: General, page F-9

Restatement, page F-9

50. Please tell us in further detail the nature of the "error in your reserving methodology" that resulted in the restatement of your financial statements. As part of your response, explain your previous methodology and why you believe your revised methodology is appropriate. In addition, tell us how you discovered the error.

Note 2: Summary of Significant Accounting Policies, page F-13

Trade and Other Accounts Receivable, net, page F-14

51. Please separately disclose accounts receivable and the related allowance for each of your segments. Second, separately disclose under "Revenue Recognition" the amount of contractual discounts and estimated uncompensated care as a percentage of gross revenue for each segment. Third, explain in MD&A the reason for the increasing provisions as a percentage of gross revenue. And fourth, update the financial statements of EMS with the amount of the provision for contractual discounts and estimated uncompensated care as a percentage of gross revenue.

Contractual Arrangements, page F-16

52. Please provide us your analysis of the consolidation requirements outlined in EITF 97-2 for your management contracts. Also, disclose the terms of your arrangements that meet these requirements. For the nominee shareholder model, see the six required characteristics outlined in footnote 1 of EITF 97-2 and for the controlling financial interest model, see the six requirements under Issue 1 of EITF 97-2.

53. Please explain to us how you have determined that the consensus in FIN 46(R) does not apply to your management contracts.

Note 6: Accrued Liabilities, page F-21

54. Please quantify the significant components of "other" accrued liabilities for all periods presented.

Note 10:  Commitments and Contingencies, page F-24

55. Under SFAS 5, you should accrue for contingencies that are probable and reasonably estimable. If a potential loss is not reasonably estimable, but a material loss is reasonably possible, then you should disclose the nature of the contingency and an estimate of the possible loss or range of loss. In our view, vague or overly broad disclosures that simply reference general risks or litigation are not sufficient for an investor to understand the specific types of contingencies that you are evaluating. Accordingly, you should make every effort to provide investors with an estimate of the possible loss or range of loss for each significant lawsuit and investigation.

56. Please separately disclose on the face of the statement of operations the amount of legal reserves that you have recorded for each period.

Note 15: Valuation and Qualifying Accounts, page F-32

57. Please separately disclose allowances for uncompensated care and allowances for contractual discounts.

Financial Statements of Emergency Medical Services L.P., page F-35

Notes to the Unaudited Financial Statements, page F-39

Note 3:  Equity-based Compensation, page F-40

58. Please disclose the impact to the options upon the anticipated reorganization.

59. Pleased provide us the following information for your issuances of options to purchase partnership units:

* The date of grant/issuance;
* The number of options granted or issued;
* The fair value of the underlying partnership unit; and
* The total amount of compensation deferred and expense recognized, reconciled to your financial statement disclosures.

60. Tell us how you determined fair value of the underlying partnership unit at each grant or issue date. Where you have used valuation methods to determine fair value, tell us whether you used a third-party valuation specialist and when the valuation was performed. Describe the material assumptions used in your valuations. Highlight any transactions with unrelated party parties believed by management to be particularly strong evidence of an objective fair value per share determination. Discuss and quantify the impact on your fair value of any events which occurred between the date the equity-related issues were granted and the date the registration statement was filed. Your response should clarify the reasons for any difference between the fair value at the transaction date and the estimated IPO price range. Describe significant intervening events within the company and the broader market that explain the significant changes in fair value of your common stock.
In addition, tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range for your stock.

Note 6: Insurance, page F-42

61. Please disclose your accounting policy for the captive insurance company and tell us the basis for your policy.

Segment information, page F-43

62. We note on page 47 that approximately 75% of EmCare`s net revenues are generated from emergency department staffing services and approximately 25% from management services to independent physician groups and hospitals. Please tell us why the different services EmCare provides would not constitute separate reportable segments under SFAS 131.

Other

63. The independent public accountants in each amendment should furnish manually signed and currently dated consents to the Form
S-1.

Part II - Information not Required in the Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

64. Please revise to provide disclosure for the sales of your 10% senior subordinated notes. See Item 701 of Regulation S-K.

65. Please revise to disclose the consideration in each of these sales and name the directors and members of senior management to whom you sold securities. See Item 701(b) and (c) of Regulation S-K.


*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patrick Kuhn, Staff Accountant, at (202)
551-
3308 or Michael Fay, Accounting Branch Chief, at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at
(202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-
3810,
or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director